SCHEDULE 13D (Rule 13d-101)


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                   Under the Securities Exchange Act of 1934
                                Amendment No. 1
                                ---------------

                          COSINE COMMUNICATIONS, INC.
 ------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, par value $0.0001
 ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   221222102
 ------------------------------------------------------------------------------
                                (CUSIP Number)

      Mellon HBV Alternative Strategies LLC, 200 Park Avenue, Suite 3300,
                    New York, NY 10166-3399 (212)808-3950
 ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                April 23, 2003
 ------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS S.S.
             OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Mellon HBV Alternative Strategies LLC
             I.R.S. No.:  13-4050836

-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                     (b)  |_|

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO

-------------------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)                                            |_|

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

-------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
                                       617,792
                             --------------------------------------------------
         NUMBER OF              8      SHARED VOTING POWER
          SHARES                       0
       BENEFICIALLY          --------------------------------------------------
         OWNED BY               9      SOLE DISPOSITIVE POWER
           EACH                        617,792
         REPORTING           --------------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       0
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             617,792

-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    |_|

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.36%

-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             IA

-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1.  Security and Issuer.

         This statement relates to 617,792 shares of the common stock, par value $0.0001 per share (the "Common Stock"), of CoSine Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 3200 Bridge Parkway, Redwood Shores, California 94065.

Item 2.  Identity and Background.

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source of funds used for the purchase of the Common Stock consists of working capital of the Clients. The aggregate amount of funds required to purchase the Common Stock is $3,134,008. No funds were borrowed to purchase any shares of the Common Stock.

Item 4.  Purpose of Transaction.

         The Reporting Person purchased shares of Common Stock prior to April 2003 that were at the time of purchase for investment purposes and not for the purpose of changing or influencing the control and/or management of the Company. The Reporting Person has purchased additional shares of Common Stock in April 2003, and subject to market conditions and other factors deemed relevant by the Reporting Person, the Reporting Person may from time to time, directly or indirectly, purchase or acquire beneficial ownership of additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Person in open-market or privately negotiated transactions.

         In light of the inadequate response to the Reporting Person's letter sent to the Company on April 1, 2003 (a copy of which was attached to the Reporting Person's Schedule 13D relating to the Company filed on April 1,
2003), and the results and other matters announced on the Company's earnings conference call held on April 22, 2003, the Reporting Person has sent the letter attached hereto as Exhibit 2 to the Company. As the letter demands and was verbally communicated to senior management of the Company on April 23, 2003 by the Reporting Person, the Company should immediately retain an investment banker to solicit interest in a sale process for the Company. The letter states that if a reputable investment banker is not retained by the Company prior to the date of the Company's annual meeting scheduled for May 6, 2003, the Reporting Person will seek stockholder consent to call a special meeting to remove one or more members of the board of directors and to replace such person(s) with person(s) nominated or supported by the Reporting Person who would undertake their fiduciary responsibility to act in the best interests of the Company and its stockholders, which may include a sale or liquidation of the Company, among other transactions. This process may result in a contested process for election or retention of directors of the Company.

         The Reporting Person has requested that the Company promptly inform it of the status of the sale process on an on-going basis. During the period of the sale process, the Reporting Person expects that Company management will curtail expenses in order to reduce the Company's cash burn. The Reporting Person seeks a commitment from the Company that if the sale process is not successful by the end of July 2003 the Company will be liquidated. The Reporting Person intends to pay close attention to developments at and pertaining to the Company and may make changes to its intent and/or take appropriate actions in response to such developments.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of trading on April 23, 2003, Reporting Person beneficially owned in the aggregate 617,792 shares of the Common Stock, representing approximately 6.36% of the outstanding common stock of the Company (based on the number of shares outstanding as of March 14, 2003, as reported in the Company's annual report for the fiscal year ended December 31,
2002).

         (b) No change.

         (c) No change.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.


         Exhibit 1 Table containing information with respect to open-market transactions in the shares of the Common Stock by Mellon HBV Alternative Strategies LLC during the past sixty days.

         Exhibit 2 Letter to the Company, dated April 24, 2003, described in Item 4.




Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2003

                                       Mellon HBV Alternative Strategies LLC,
                                       a Delaware Limited Liability Company


                                       By: /s/ William F. Harley III
                                          -----------------------------------
                                           William F. Harley III
                                           Chief Investment Officer


                                   Exhibit 1

  Information with Respect to Open-Market Transactions of the Common Stock by
       Mellon HBV Alternative Strategies LLC during the Past Sixty Days

                                           Price
                              Amount of     Per       Type of
                     Date      Shares      Share    Transaction
                  -----------------------------------------------
                  02/21/03     23,442      $4.78       Buy
                  02/27/03      2,500      $4.77       Buy
                  02/28/03     52,000      $4.77       Buy
                  03/03/03      5,400      $4.79       Buy
                  03/04/03     22,200      $4.76       Buy
                  03/05/03     35,000      $4.78       Buy
                  03/06/03      6,000      $4.73       Buy
                  03/07/03     45,885      $4.71       Buy
                  03/25/03      9,100      $4.52       Buy
                  03/26/03     12,600      $4.23       Buy
                  03/27/03      8,300      $4.20       Buy
                  03/28/03     30,010      $4.42       Buy
                  03/31/03     23,000      $4.40       Buy
                  04/03/03     10,000      $5.07       Sell
                  04/03/03      3,200      $4.58       Buy
                  04/09/03      2,800      $4.78       Buy
                  04/14/03      1,000      $5.20       Buy
                  04/15/03        500      $5.15       Buy
                  04/23/03     63,100      $4.51       Buy



                                   Exhibit 2


                     Mellon HBV Alternative Strategies LLC
                          200 Park Avenue, Suite 3300
                           New York, New York 10166


April 24, 2003

Donald Green, Chairman of the Board
Charles J Abbe
Vinton Gray Cerf
R. David Spreng
Stephen Goggiano, President & Chief Executive Officer,
CoSine Communications Inc.

CoSine Communications Inc.
3200 Bridge Parkway
Redwood City, CA 94065

Dear Sirs:

In response to our conversation on April 23rd and the extraordinarily disappointing earnings call on April 22nd, we are now demanding, rather than merely suggesting, that CoSine hire a financial advisor for the purpose of selling the company. This option should have been explored over three months ago. CoSine's anemic revenue reported for the first quarter of 2003 is clear evidence that the current direction of the company will likely fail to return it to profitability before the company's cash position has been depleted. Moreover, management's inability or unwillingness to provide future revenue guidance is proof of the extreme risk of continuing under the current strategic plan. As shareholders of over 5% of the company's common shares, we feel compelled to protect our investment.

CoSine's board of directors is in breach of its fiduciary responsibility to its shareholders by allowing management to embark on such a high-risk strategic plan rather than seeking alternative options. While management believes that CoSine's premier customer base is one of its strongest assets, as shareholders we know that the cash on the company's balance sheet is the most important asset. Given the company's substantial quarterly cash burn, the nearly non-existent revenues in the latest quarter, and the low likelihood of returning to a breakeven revenue level in the near future, we insist on a change in strategy.

Our course of action is as follows. We want the company to put itself up for sale immediately. It is one thing to be speaking with investment advisors and another to have hired one to sell the company. Our research indicates that there are several parties that are interested in CoSine's technology and we feel that each of these should be explored thoroughly. If the sale process does not result in a successful deal by the end of July 2003, then we would seek to liquidate the company. As per the quarterly earnings release, CoSine currently has $8.67 per share in cash and short-term investments. By our calculation, the company would still retain a liquidation value of approximately $7.10 per share at the end of June 2003. While we would much prefer to see the company sold to a strategic buyer, we cannot ignore the fact that recouping $7.10 per share under a liquidation scenario is far more attractive than watching our investment deteriorate under the company's current plan.

We want to have a reputable investment banker retained by CoSine prior to the date of the company's annual meeting scheduled for May 6th. If this is not done, we will seek stockholder consent to call a special meeting to remove one or more members of the board of directors and to replace such person(s) with person(s) nominated or supported by us who would undertake their fiduciary responsibility to act in the best interests of CoSine and its stockholders, which may include a sale or liquidation of CoSine, among other transactions. This process may result in a contested process for election or retention of directors of CoSine.

In addition, we want to be kept promptly informed on the status of the sale process on an on-going basis. During this period, we expect management to curtail expenses in order to reduce the company's cash burn. Finally, we want a commitment from CoSine that if the sale process is not successful by the end of July 2003 the company will be liquidated.

As mentioned, we are serious about protecting our investment. We expect the board to act in the best interest of the company's stockholders. As always we would be happy to assist in any way possible.

Sincerely,


/s/ William F. Harley III
-------------------------
William F. Harley III
Chief Investment Officer